Exhibit 4

POWER OF ATTORNEY

I, Farris Wilks, hereby confirm that I have authorized and designated Javier Rocha to execute and file on my behalf all SEC forms (including any amendments thereto) that I may be required to file with the United States Securities and Exchange Commission and to perform any other actions in connection with the above, as a result of my position with, or my ownership of, or transaction in securities of, ProFrac Holding Corp. The authority of such individual under this Statement shall continue for as long as I am required to file such forms, unless earlier terminated by my delivery of a written revocation of this authorization to Javier Rocha.

I hereby acknowledge that such individual is not assuming any of my responsibilities to comply with any of the requirements of the Securities Exchange Act of 1934, as amended.

Dated: April 19, 2023

/s/ Farris Wilks
Farris Wilks